Brian T. London Associate +1.215.963.5886 brian.london@morganlewis.com

February 26, 2024

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 293, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 297, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Cullen Enhanced Equity Income ETF (the “Fund”). Below, we have briefly summarized your comments, followed by our responses. Where indicated, certain of the responses are based on information provided by Cullen Capital Management, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comment on the Prospectus

1.	Comment. In the “Fees and Expenses” section, please include a footnote to the fee table that describes the expenses of the Fund that will be paid for by the Adviser.

Response. The requested change has been made.

2.	Comment. In the “Principal Investment Strategies” section, briefly discuss how many stocks the Fund anticipates holding and how such stocks will be evaluated, including whether the Fund will choose investments based in part on its ability to write covered calls on such investments.

Response. The requested changes have been made.

3.	Comment. In the second paragraph of the “Principal Investment Strategies” section, please provide additional information regarding the fundamental research that the Adviser considers in selecting stocks for the Fund’s portfolio.

Response. The requested change has been made.

4.	Comment. In the third paragraph of the “Principal Investment Strategies” section, briefly discuss how the Adviser will select the underlying securities on which it will write options—namely, the stated target range of 25-40% of the underlying equity securities owned by the Fund.

Response. The requested change has been made.

5.	Comment. Please revise the third paragraph of the “Principal Investment Strategies” section to more clearly distinguish the Fund’s role as the writer of covered call options. Additionally, please discuss in more detail how the covered call strategy will benefit or disadvantage the Fund, as applicable, based on the change in value of an underlying security (e.g., when the value of the underlying security increases, decrease, or remains flat).

Response. The requested change has been made.

6.	Comment. In the “Principal Risks” section, under “Derivatives Risk—Covered Call Risk,” please revise the risk factor to focus more specifically on the risks associated with a covered call strategy rather than the risks associated with call options generally.

Response. The requested change has been made.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London

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